SEMI-MONTHLY STATUS UPDATE

MONTREAL, Canada, June 4, 2003 – Since its last status update, CINAR Corporation has announced the launch of a new half-hour spin-off television series based on Buster, one of the most popular characters from the Emmy® award winning-series, ARTHUR. POSTCARDS FROM BUSTER will promote literacy and multicultural understanding among school age children and blend animation with live action footage.

The new series, produced in partnership with WGBH Boston, Marc Brown Studios and PBS, will premiere on PBS KIDS in Fall 2004.

This production and distribution venture is an important step in transforming CINAR into a fully integrated entertainment and education leader.  By participating as an equity partner and retaining the video and educational distribution rights, CINAR is leveraging important revenue and profit opportunities.  The program also demonstrates the Company’s commitment to expanding its market reach beyond pre-school to provide high-quality programming to school-age children and this new series focuses precisely on that niche.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is (www.cinar.com).

For information:

Nathalie Bourque  Tel: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbour provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.